UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2010

Commission File Number:  001-33283

EUROSEAS LTD.
(Translation of registrant's name into English)

4 Messogiou & Evropis Street
151 25 Maroussi, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 is the Notice of Annual Meeting of Shareholders and Proxy Statement of Euroseas Ltd. (the "Company") for the Annual Meeting of Shareholders to be held on June 25, 2010.  Attached as Exhibit 2 is the Proxy Card for the Annual Meeting of Shareholders of the Company.

Exhibit 1

June 3, 2010

TO THE SHAREHOLDERS OF EUROSEAS LTD.

Enclosed is a Notice of the Annual Meeting of Shareholders of Euroseas Ltd. (the "Company") which will be held at the offices of Seward & Kissel LLP, One Battery Park Plaza, 23rd Floor, New York, New York 10004 on June 25, 2010 at 10:30 AM.

At this Annual Meeting (the "Meeting"), shareholders of the Company will consider and vote upon proposals:

1.	To elect two Class C Directors to serve for a term of three years until the 2013 Annual Meeting of Shareholders ("Proposal One");

2.	To approve the appointment of Deloitte Hadjipavlou Sofianos & Cambanis S.A. as the Company's independent auditors for the fiscal year ending December 31, 2010 ("Proposal Two");

3.	To approve an amendment to the Company's Articles of Incorporation to increase the aggregate number of common shares that the Company is authorized to issue to 200,000,000 ("Proposal Three"); and

4.	To transact other such business as may properly come before the meeting or any adjournment thereof.

Adoption of Proposal One requires the affirmative vote of a plurality of the votes cast by shareholders entitle to vote and voting at the Meeting.  Adoption of Proposal Two requires the affirmative vote of a majority of the votes cast by shareholders entitled to vote and voting at the Meeting.  Adoption of Proposal Three requires the affirmative vote of the holders of a majority of all outstanding shares entitled to vote at the Meeting.

You are cordially invited to attend the Meeting in person.  If you attend the Meeting, you may revoke your proxy and vote your shares in person.

IT IS IMPORTANT TO VOTE.  WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY IN THE ENCLOSED ENVELOPE, WHICH DOES NOT REQUIRE POSTAGE IF MAILED IN THE UNITED STATES.  THE VOTE OF EVERY SHAREHOLDER IS IMPORTANT AND YOUR COOPERATION IN RETURNING YOUR EXECUTED PROXY PROMPTLY WILL BE APPRECIATED.  ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED IN FAVOR OF ALL THE PROPOSALS PRESENTED IN THE PROXY STATEMENT.

Very truly yours,

Aristides J. Pittas
Chief Executive Officer

4 Messogiou & Evropis Street, 151 25 Maroussi, Greece
Tel: (011) (30) (210) 610-5110, Fax: (011) (30) (210) 610-5111
e-mail:  aha@euroseas.com
website:  http:///www.euroseas.gr

EUROSEAS LTD.
NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD ON JUNE 25, 2010

NOTICE IS HEREBY given that the Annual Meeting of the shareholders of Euroseas Ltd. (the "Company") will be held on June 25, 2010, at 10:30 AM, at the offices of Seward & Kissel LLP, One Battery Park Plaza, 23rd Floor, New York, New York 10004, for the following purposes, of which items 1, 2 and 3 are more completely set forth in the accompanying Proxy Statement:

1.	To elect two Class C Directors to serve for a term of three years until the 2013 Annual Meeting of Shareholders ("Proposal One");

2.	To approve the appointment of Deloitte Hadjipavlou Sofianos & Cambanis S.A. as the Company's independent auditors for the fiscal year ending December 31, 2010 ("Proposal Two");

3.	To approve an amendment to the Company's Articles of Incorporation to increase the aggregate number of common shares that the Company is authorized to issue to 200,000,000 ("Proposal Three"); and

4.	To transact other such business as may properly come before the meeting or any adjournment thereof.

The Board has fixed the close of business on May 17, 2010 as the record date for the determination of the shareholders entitled to receive notice and to vote at the Annual Meeting or any adjournment thereof.

IT IS IMPORTANT TO VOTE.  WHETHER OR NOT YOU PLAN TO ATTEND THE ANNUAL MEETING, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY IN THE ENCLOSED ENVELOPE, WHICH DOES NOT REQUIRE POSTAGE IF MAILED IN THE UNITED STATES.  THE VOTE OF EVERY SHAREHOLDER IS IMPORTANT AND YOUR COOPERATION IN RETURNING YOUR EXECUTED PROXY PROMPTLY WILL BE APPRECIATED.  ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED IN FAVOR OF ALL THE PROPOSALS PRESENTED IN THE PROXY STATEMENT.

If you attend the annual meeting, you may revoke your proxy and vote in person.

BY ORDER OF THE BOARD OF DIRECTORS

Stephania Karmiri
Secretary

June 3, 2010
Maroussi, Greece

EUROSEAS LTD.
4 MESSOGIOU & EVROPIS STREET
151 25 MAROUSSI, GREECE

______________________

PROXY STATEMENT
FOR
ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD ON JUNE 25, 2010
________________________

INFORMATION CONCERNING SOLICITATION AND VOTING

GENERAL

The enclosed proxy is solicited on behalf of the Board of Directors (the "Board") of Euroseas Ltd., a Marshall Islands corporation (the "Company"), for use at the Annual Meeting of Shareholders to be held at the offices of Seward & Kissel LLP, One Battery Park Plaza, 23rd Floor, New York, New York 10004, on June 25, 2010, at 10:30 AM, or at any adjournment or postponement thereof (the "Meeting"), for the purposes set forth herein and in the accompanying Notice of Annual Meeting of Shareholders.  This Proxy Statement and the accompanying form of proxy are expected to be mailed to shareholders of the Company entitled to vote at the Meeting on or about June 3, 2010.

VOTING RIGHTS AND OUTSTANDING SHARES

On May 17, 2010 (the "Record Date"), the Company had outstanding 30,849,711 shares of common stock, par value $0.03 per share (the "Common Shares").  Each shareholder of record at the close of business on the Record Date is entitled to one vote for each Common Share then held.  One or more shareholders representing at least a majority of the total voting rights of the Company present in person or by proxy at the Meeting shall be a quorum for the purposes of the Meeting.  The Common Shares represented by any proxy in the enclosed form will be voted in accordance with the instructions given on the proxy if the proxy is properly executed and is received by the Company prior to the close of voting at the Meeting or any adjournment or postponement thereof.  Any proxies returned without instructions will be voted FOR the proposals set forth on the Notice of Annual Meeting of Shareholders.

The Common Shares are listed on the NASDAQ Global Select Market under the symbol "ESEA."

REVOCABILITY OF PROXIES

A shareholder giving a proxy may revoke it at any time before it is exercised unless such proxy is irrevocable.  A proxy may be revoked by filing with the Secretary of the Company at the Company's executive office, Euroseas Ltd., 4 Messogiou & Evropis Streets, 151 25 Maroussi, Greece, a written notice of revocation by a duly executed proxy bearing a later date, or by attending the Meeting and voting in person.

PROPOSAL ONE

ELECTION OF DIRECTORS

The Company currently has seven directors divided into three classes.  As provided in the Company's Bylaws, each director is elected to serve for a three year term and until such director's successor is elected and has qualified.  The term of our two Class C Directors expires in 2010, the term of our three Class A Directors expires in 2011 and the term of our two Class B Directors expires in 2012.  The Board has nominated George Taniskidis and Gerald Turner, each Class C Directors, for re-election as Class C Directors whose term would expire at the 2013 Annual Meeting.

Unless the proxy is marked to indicate that such authorization is expressly withheld, the persons named in the enclosed proxy intend to vote the shares authorized thereby "FOR" the election of the following two nominees.  It is expected that each of these nominees will be able to serve, but if before the election it develops that any of the nominees is unavailable, the persons named in the accompanying proxy will vote for the election of such substitute nominee or nominees as the current Board may recommend.

Nominees for Election to the Company's Board of Directors

Information concerning the nominees for Director of the Company is set forth below:

Name	Age	Position
George Taniskidis	49	Director, Class C
Gerald Turner	62	Director, Class C

George Taniskidis has been a member of our Board of Directors since our inception on May 5, 2005. He is the Chairman and Managing Director of Millennium Bank and a member of the Board of Directors of BankEuropa (subsidiary bank of Millennium Bank in Turkey). He is a member of the Executive Committee of the Hellenic Banks Association. From 2003 until 2005, he was a member of the Board of Directors of Visa International Europe, elected by the Visa issuing banks of Cyprus, Malta, Portugal, Israel and Greece. From 1990 to 1998, Mr. Taniskidis worked at XIOSBANK (until its acquisition by Piraeus Bank in 1998) in various positions, with responsibility for the bank's credit strategy and network. Mr. Taniskidis studied Law in the National University of Athens and in the University of Pennsylvania Law School, where he received a L.L.M. After law school, he joined the law firm of Rogers & Wells in New York, where he worked until 1989 and was also a member of the New York State Bar Association. He is also a member of the Young Presidents Organization.

Gerald Turner has been a member of our Board of Directors since our inception on May 5, 2005. Since 1999, he has been the Chairman and Managing Director of AON Turner Reinsurance Services. From 1987 to 1999, he was the Chairman and sole owner of Turner Reinsurance services. From 1977 to 1987, he was the Managing Director of E.W. Payne Hellas (member of the Sedgwik group).

Required Vote.  Approval of Proposal One will require the affirmative vote of the plurality of the votes cast by shareholders entitled to vote and voting at the Meeting.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE IN FAVOR OF THE PROPOSED DIRECTORS.  UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF THE PROPOSED DIRECTORS UNLESS A CONTRARY VOTE IS SPECIFIED.

PROPOSAL TWO

APPROVAL OF APPOINTMENT OF
INDEPENDENT AUDITORS

The Board is submitting for approval at the Meeting the appointment of Deloitte Hadjipavlou Sofianos & Cambanis S.A. as the Company's independent auditors for the fiscal year ending December 31, 2010.

Deloitte Hadjipavlou Sofianos & Cambanis S.A. has advised the Company that the firm does not have any direct or indirect financial interest in the Company, nor has such firm had any such interest in connection with the Company during the past three fiscal years other than in its capacity as the Company's independent auditors.

All services rendered by the independent auditors are subject to review by the Audit Committee.

Required Vote.  Approval of Proposal Two will require the affirmative vote of the majority of the votes cast by shareholders entitled to vote and voting at the Meeting.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE FOR APPROVAL OF THE APPOINTMENT OF DELOITTE HADJIPAVLOU SOFIANOS & CAMBANIS S.A. AS INDEPENDENT AUDITORS OF THE COMPANY FOR THE FISCAL YEAR ENDING DECEMBER 31, 2010.  UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF SUCH APPROVAL UNLESS A CONTRARY VOTE IS SPECIFIED.

PROPOSAL THREE

APPROVAL OF AMENDMENT TO ARTICLES OF INCORPORATION
TO INCREASE AUTHORIZED SHARES OF THE COMPANY

The Board is submitting for approval at the Meeting an amendment of the Company's Articles of Incorporation to increase the aggregate number of common shares that the Company is authorized to issue to 200,000,000.

As the Company previously announced, it has entered into a strategic joint venture joint venture with companies managed by Eton Park Capital Management, L.P. and an affiliate of Rhône Capital III L.P., two recognized private investment firms, to form Euromar LLC, a Marshall Islands limited liability company.  Euromar will acquire, maintain, manage, operate and dispose of shipping vessels.  Pursuant to the terms of the joint venture, Euroseas will invest up to $25 million, while Eton Park and Rhône will each invest up to $75 million for a total of $175 million, with each holding a proportionate ownership interest in Euromar.

The Company believes that this joint venture arrangement is beneficial to its shareholders as it will give the Company access to a greater number and larger size of opportunities, allow the Company's investments to be spread over a more diversified portfolio of vessels and enable the Company to achieve overhead and operating costs savings.  In addition, the Company will have the opportunity to earn incremental returns if the joint venture investments perform well.

The joint venture includes the option by Eton Park and Rhône, exercisable in certain instances and at any time after the two year anniversary of the joint venture, to convert all or part of their equity interests in Euromar into common shares of Euroseas at a price to be based on the comparable values of Euromar and Euroseas at the time of exercise, with such conversion happening at not less than the net asset value of each entity.

Therefore, in order to ensure that there are a sufficient number of authorized common shares in the event that Eton Park and/or Rhône elect to exercise their conversion rights, the Company is seeking to increase the aggregate number of common shares that the Company is authorized to issue to 200,000,000.  Such increase will also provide the Company with greater flexibility in the event that in the future it determines it is in the best interest of the Company and its shareholders to use such shares to complete any future financings or acquisitions.

Required Vote.  Approval of Proposal Three will require the affirmative vote of the holders of a majority of all outstanding shares entitled to vote at the Meeting.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE FOR APPROVAL OF THE AMENDMENT TO THE COMPANY'S ARTICLES OF INCORPORATION TO INCREASE THE AUTHORIZED SHARES THEREUNDER.  UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF SUCH APPROVAL UNLESS A CONTRARY VOTE IS SPECIFIED.

SOLICITATION

The cost of preparing and soliciting proxies will be borne by the Company.  Solicitation will be made primarily by mail, but shareholders may be solicited by telephone, e-mail, or personal contact.

EFFECT OF ABSTENTIONS

Abstentions will not be counted in determining whether Proposals One or Two have been approved.  An abstention will count as an effective vote against Proposal Three.

OTHER MATTERS

No other matters are expected to be presented for action at the Meeting.  Should any additional matter come before the Meeting, it is intended that proxies in the accompanying form will be voted in accordance with the judgment of the person or persons named in the proxy.

By Order of the Directors

Stephania Karmiri
Secretary

June 3, 2010
Maroussi, Greece

Exhibit 2

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EUROSEAS LTD.
(registrant)

Dated: June 3, 2010	By:	/s/ Aristides J. Pittas
Aristides J. Pittas
President